STATE OF DELAWARE
CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

The corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. The name of the corporation is SAFETY SHOT, INC.

2. The Certificate of Incorporation of the corporation is hereby amended by changing the Article thereof numbered FIRST so that, as amended, said Article shall be and read as follows:

The name of the corporation is Bonk, Inc.

3. That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

By: /s/ Jarrett Boon
Authorized Officer

Name: Jarrett Boon
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 10:28 AM 10/08/2025
FILED 10:28 AM 10/08/2025
SR 20254207330 - File Number 7118125